UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Director

On July 7, 2025, Raju Kucherlapati, Ph.D. resigned from his position as Chair of the board of directors of PureTech Health plc (the “Company”). Dr. Kucherlapati also served on the Research and Development Committee of the Company’s board of directors. Following Dr. Kucherlapati’s resignation, the Company’s board of directors will consist of six directors.

On July 8, 2025, Sharon Barber-Lui, a non-executive director, was appointed interim Chair of the board of directors of the Company.

On July 8, 2025, the Company issued a press release announcing Dr. Kucherlapati’s resignation and Ms. Barber-Lui’s appointment as interim Chair of the Board of Directors. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release of PureTech Health plc, dated July 8, 2025, titled “PureTech Announces Board Change.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: July 8, 2025	By:	/s/ Bharatt Chowrira
	Name:	Bharatt Chowrira
	Title:	Chief Executive Officer